May 5, 2026

William W. Snyder
Chief Executive Officer
Pantages Capital Acquisition Corporation
221 W 9th St, #859
Wilmington, Delaware 19801

       Re: Pantages Capital Acquisition Corporation
           Form 10-K for the Fiscal Year ended December 31, 2025
           Filed March 9, 2026
           File No. 001-42425
Dear William W. Snyder:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Energy &
Transportation